

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via E-Mail
Ms. Bei Lu
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park,
Tieling Economic Development Zone,
Tieling, Liaoning Province, China 112616

> **Re: CleanTech Innovations, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed August 9, 2011**
> **File No. 333-168385**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-35002**

Dear Ms. Lu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Post-effective amendment no. 1 to Form S-1</u>

<u>General</u>

1. Please be advised that we will only declare this registration statement effective after all comments on your Form 10-K have been resolved.

2. Please revise to include updated interim financial statements.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Business</u>

<u>Wind Towers, page 10</u>

3.   We note your disclosure which indicates you first introduced wind tower products in February 2010. You further state you shipped 178 wind towers as of December 31, 2010. We further note on page F-15 in your Construction in Progress footnote that you started using your manufacturing plant in August 30, 2010. Please confirm to us you manufactured and shipped 178 wind towers in a four month period, or otherwise explain how and where you manufactured the towers you sold in 2010.

<u>Risk Factors</u>

<u>"Restrictions on currency exchange may limit our ability to receive and use our revenues effectively", page 26</u>

4.   We note you disclose various restrictions relating to the conversion of currencies and disposition of assets in China, please revise your filing to provide "parent only" financial information in your document. Please refer to Rule 5-04 of Regulation S-X.

<u>Report of Management on Internal Control over Financial Reporting, page 43</u>

5.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

- what relevant education and ongoing training he or she has had relating to U.S. GAAP;

- the nature of his or her contractual or other relationship to you;

- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We note you have an audit committee financial expert

Please describe the extent of the audit committee's U.S. GAAP knowledge. Please also describe the extent of the overall Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Financial Statements

Note 25 - Contingencies and Commitments, page F-22

6.   We note your disclosure which indicates the company is required to contribute an additional $14.2 million of capital to Creative Bellows by July 2012. Please address the following:

- Please explain why this contribution of capital is necessary. We note that you indicate Creative Bellows is a 100% owned subsidiary as of October 15, 2010.

- Please explain why this capital contribution requirement doesn't represent a liability.

- Please tell us if this "required" contribution represents contingent consideration related to your acquisition of Creative Bellows. If so, please explain who the recipients of the capital will be.

- Please disclose the consequences if any, if the company is unable to make the required capital contribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at 202-551- 3723 or John Cash at 202-551- 3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Craig Slivka at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Robert Newman, Esq.
        Newman & Morrison, LLP